[Stereotaxis Letterhead]

October 9, 2013

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stereotaxis, Inc. (the “Company”)

Registration Statement on Form S-1

Filed September 9, 2013

File No. 333-191054 (the “Registration Statement”)

Dear Ms. Ravitz:

We are writing in response to your letter dated October 2, 2013 (the “Comment Letter”), setting forth comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Certain Material U.S. Federal Income Tax Consequences, page 32

1.	Please file a tax opinion in accordance with Regulation S-K, Item 601(b)(8). Refer to section III.A.2 of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

Response: We have filed the requested tax opinion as Exhibit 8.1 to the Registration Statement.

2.	The heading to this section indicates that the disclosure addresses “certain” material tax consequences. Please revise the heading to remove any implication that your disclosures address some but not all material tax consequences.

Response: We have revised this heading to remove any implication that our disclosure addresses some but not all material tax consequences.

United States Securities and Exchange Commission

October 9, 2013

3.	Investors are entitled to rely on the opinion and therefore it is inappropriate to indicate that it is provided “for general information only.” Refer to section III.D.1 of Staff Legal Bulletin No. 19 and revise accordingly.

Response: We have revised this language to remove any indication that the opinion is for general information only.

Receipt of Subscription Rights, page 33

4.	Your disclosure on page 34 indicates that stockholders should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of the subscription rights. Whenever possible, you must state unequivocally the tax consequences of the transaction, not merely what the consequences “should” be. In each circumstance where counsel is not able to opine on a material tax matter, please say so directly and disclose why you are not able to provide the disclosure. Please revise your disclosure accordingly and also revise your disclosures on pages 5 and 17, as applicable.

Response: We have revised applicable disclosures to either unequivocally state the tax consequences of the transaction, or where we are not able to opine on material tax matters, to say so and disclose why we are not able to provide such disclosure.

Tax Basis in the Subscription Rights, page 34

5.	To the extent that counsel is not able to opine on a material tax matter, please say so directly. Please also revise to explain why you do not intend to obtain an appraisal of the subscription rights following distribution of the subscription rights. Also, add risk factor disclosure concerning the uncertainty and provide prominent disclosure of the tax consequences in your “Questions and Answers” section.

Response: We have revised our disclosure to explain why we do not intend to obtain an appraisal of the subscription rights following the distribution of them, and have added some revisions to the disclosure in the “Questions and Answers” section regarding the tax consequences.

6.	Your disclosure indicates that the valuation of the subscription rights could impact stockholders’ basis in their existing common shares. Accordingly, please revise the heading for this subsection to clarify that the consequences of the distribution also impact stockholders’ basis in their existing shares.

Response: We have revised the heading for this subsection to clarify that the consequences of the distribution also impact stockholders’ basis in their existing shares.

*        *        *

United States Securities and Exchange Commission

October 9, 2013

The Company acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	The Company it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your review of these filings, please advise us at your earliest convenience. You may reach me at (314) 678-6138, Robert J. Endicott of Bryan Cave LLP at (314) 259-2447 or Todd M. Kaye of Bryan Cave LLP at (314) 259-2194.

Very truly yours, STEREOTAXIS, INC.

/s/ Karen W. Duros
Karen W. Duros Senior Vice President, General Counsel and Secretary

cc:	William C. Mills III

Martin C. Stammer

Stereotaxis, Inc.

Robert J. Endicott

Todd M. Kaye

Bryan Cave LLP